[Scottish Re Group Limited Letterhead]


                                                     September 26, 2007

BY EDGAR AND FEDERAL EXPRESS

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re:  Scottish Re Group Limited
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 1, 2007
            Amended Form 10-K for the Fiscal Year Ended December 31, 2006 Filed April 26, 2007
            Form 10-Q for the Quarter Ended June 30, 2007
            Filed August 14, 2007
            File Number: 001-16855

Dear Mr. Rosenberg:

         We are writing in connection with the comments given by the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission") set forth in your letter dated September 12, 2007 to Duncan Hayward, Chief Accounting Officer of Scottish Re Group Limited (the "Company"), with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2006, as amended, and the Form 10-Q for the quarter ended June 30, 2007. The Company continues to consider the comments raised, and requests an extension in order to complete its responses. The Company intends to respond to the Commission's comments no later than October 10, 2007.

         If you have further questions, please contact me at +44 (0)20 7709
1910.

                                                     Sincerely,

                                                     /s/ Duncan Hayward

                                                     Duncan Hayward

Mr. Jim B. Rosenberg
September 26, 2007
Page 2



Sasha Parikh
Securities and Exchange Commission

James Atkinson
Securities and Exchange Commission

George Zippel
Scottish Re Group Limited

Paul Goldean
Scottish Re Group Limited

Charles Anderson
Scottish Re Group Limited

Amy Baker
Ernst & Young LLP

Andy Betts
Ernst & Young LLP

Stephen G. Rooney
LeBoeuf, Lamb, Greene & MacRae LLP